UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Purple Innovation, Inc.

(f/k/a Global Partner Acquisition Corp.)

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

74640Y106

(CUSIP Number)

January 30, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

EXPLANATORY NOTE

This Amendment No. 1 amends, restates and supersedes in its entirety the original Schedule 13G filed on February 7, 2018, which should be disregarded.

Page 2 of 12 Pages

CUSIP No. 74640Y106

1.	Names of Reporting Persons

Scott Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,352,641
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,352,641
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,352,641

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.6%

12.	Type of Reporting Person (See Instructions)

IN

_________________

*	Ownership information above is as of the end of business on May 18, 2018, the business day before the filing date of this Schedule 13G/A1.

Page 3 of 12 Pages

CUSIP No. 74640Y106

1.	Names of Reporting Persons

Greenhaven Road Investment Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,352,641
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,352,641
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,352,641

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.6%

12.	Type of Reporting Person (See Instructions)

PN

________________

*	Ownership information above is as of the end of business on May 18, 2018, the business day before the filing date of this Schedule 13G/A1.

Page 4 of 12 Pages

CUSIP No. 74640Y106

1.	Names of Reporting Persons

MVM Funds, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	1,352,641
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	1,352,641
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,352,641

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

12.6%

12.	Type of Reporting Person (See Instructions)

OO

________________

*	Ownership information above is as of the end of business on May 18, 2018, the business day before the filing date of this Schedule 13G/A1.

Page 5 of 12 Pages

CUSIP No. 74640Y106

1.	Names of Reporting Persons

Greenhaven Road Capital Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	909,053
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	909,053
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

909,053

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

8.7%

12.	Type of Reporting Person (See Instructions)

PN

_________________

*	Ownership information above is as of the end of business on May 18, 2018, the business day before the filing date of this Schedule 13G/A1.

Page 6 of 12 Pages

CUSIP No. 74640Y106

1.	Names of Reporting Persons

Greenhaven Road Capital Fund 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	443,588
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	443,588
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

443,588

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

4.4%

12.	Type of Reporting Person (See Instructions)

PN

_________________

*	Ownership information above is as of the end of business on May 18, 2018, the business day before the filing date of this Schedule 13G/A1.

Page 7 of 12 Pages

Item 1.

(a)	The name of the issuer is Purple Innovation, Inc. (f/k/a Global Partner Acquisition Corp.) (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 123 E. 200 N. Alpine, UT 84004.

Item 2.

(a)	This Amendment No.1 to Schedule 13G (this “Statement” or this “Schedule 13G/A1”) is being filed by: (1) Scott Miller; (2) Greenhaven Road Investment Management, LP, a Delaware limited partnership (the “Investment Manager”); (3) MVM Funds, LLC, a New York limited liability company (the “General Partner”); (4) Greenhaven Road Capital Fund 1, L.P., a Delaware limited partnership (“Fund 1”); and (5) Greenhaven Road Capital Fund 2, L.P., a Delaware limited partnership (“Fund 2”, and together with Fund 1, the “Funds”) (all of the foregoing, collectively, the “Reporting Persons”). Each Fund is a private investment vehicle. The Funds directly beneficially own the Class A Common Stock (as defined below) reported in this Statement. The Investment Manager is the investment manager of the Funds. The General Partner is the general partner of the Funds and the Investment Manager. Scott Miller is the controlling person of the General Partner. Scott Miller, the Investment Manager and the General Partner may be deemed to beneficially own the Class A Common Stock directly beneficially owned by the Funds. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is c/o Royce & Associates LLC, 8 Sound Shore Drive, Suite 190, Greenwich, CT 06830.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Class A Common Stock, par value $0.0001 per share, of the Issuer (the “Class A Common Stock”).

(e)	The CUSIP Number of the Class A Common Stock is 74640Y106.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Page 8 of 12 Pages

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on May 18, 2018, the business day before the filing date of this Schedule 13G/A1. The beneficial ownership of the Reporting Persons includes 720,284 shares of Class A Common Stock underlying warrants owned directly by Fund 1 and 345,716 shares of Class A Common Stock underlying warrants owned directly by Fund 2. The percentage beneficial ownership of each Reporting Person is based on 9,682,855 shares of Class A Common Stock outstanding as of April 30, 2018, as reported by the Issuer in its Form 10-Q filed on May 15, 2018.

As of the Event Date of January 30, 2018, the beneficial ownership of the Reporting Persons was as follows: Fund 1 directly beneficially owned 1,201,250 shares of Common Stock (ultimately re-named Class A Common Stock), representing 7.3% of all of the outstanding shares of Common Stock. The beneficial ownership of Fund 1 includes 401,250 shares of Common Stock underlying warrants owned directly by Fund 1. The percentage beneficial ownership of Fund 1 is based on 15,989,770 shares of Common Stock outstanding as of January 16, 2018, as reported by the Issuer in its Proxy Statement filed on January 16, 2018.

As of February 2, 2018, being the date upon which the beneficial ownership of the Reporting Persons exceeded 10% of all of the outstanding shares of Class A Common Stock, the beneficial ownership of the Reporting Persons was as follows: Fund 1 directly beneficially owned 1,773,900 shares of Class A Common Stock, representing 16.6% of all of the outstanding shares of Class A Common Stock. The beneficial ownership of Fund 1 includes 999,700 shares of Class A Common Stock underlying warrants owned directly by Fund 1. The percentage beneficial ownership of Fund 1 is based on 9,682,855 shares of Class A Common Stock outstanding as of February 2, 2018, as reported by the Issuer in its Form 8-K filed on February 8, 2018 (after giving effect to the merger described therein).

Page 9 of 12 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2018

Scott Miller

Greenhaven Road Investment Management, LP

MVM Funds, LLC

Greenhaven Road Capital Fund 1, L.P.

Greenhaven Road Capital Fund 2, L.P.

By: /s/ Scott Miller

Scott Miller, for himself and as the

Managing Member of the General

Partner (for itself and on behalf of

the Funds and the Investment

Manager)

Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 12 of 12 Pages